Raiffeisen INTERNATIONAL
Member of RZB Group

06015143

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna
Austria
Tel: + 43 171707 2089

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 11 2006
WASH. D.C.
185

4th July 2006

Reference: Raiffeisen International Bank-Holding AG
Information pursuant to Rule 12g3-2(b) for File No.82-34958

Dear Sir/Madam

Raiffeisen International Bank-Holding AG has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Please find enclosed with this letter a copy of all information required to be submitted to the Securities and Exchange Commission pursuant Rule 12g3-2(b), which we have published since we last sent you information on the 22nd June 2006.

If you have any further questions please do not hesitate to contact me.

PROCESSED
JUL 14 2006
THOMSON
FINANCIAL

Yours faithfully,

S. Rentschler

Simone Rentschler
Investor Relations

Publication of the Resolution by the General Meeting of Shareholders of Raiffeisen International Bank-Holding AG to Buy Back Shares According to § 65 (1), items 4 and 8 of the Joint Stock Companies Act

Publication of the Resolution to Make Use of a Share Buyback Authorization and Publication of the Share Buyback Program of Raiffeisen International Bank-Holding AG

Publication pursuant to § 82 (9) of the Austrian Stock Exchange Act in conjunction with § 2, § 4 and § 5 of the Publications Ordinance 2002

1. Resolution of the General Meeting of Shareholders of 07 June 2006

At the ordinary general meeting of shareholders of "Raiffeisen International Bank-Holding AG", with registered office in Vienna, Company Register number FN 122119 m, ("RI" or the "Company") on 07 June 2006 the Managing Board was authorized once again, upon a motion, to acquire own shares during a period of 18 months as of the date of the resolution (thus until 07 December 2007), pursuant to § 65 (1), item 4, of the Joint Stock Companies Act, in order to offer them for acquisition to staff members, senior staff members and members of the Managing Board of the Company or companies associated to RI. In addition, the Managing Board of the Company was authorized to acquire own shares of the Company until 07 December 2007, pursuant to § 65 (1), item 8, of the Joint Stock Companies Act, without any specifically earmarked purpose, with trading of the Company's own shares being excluded as a purpose of the acquisition. The present authorization replaces the authorization with equivalent effect granted by the extraordinary meeting of shareholders dated 08 March 2005.

The general meeting on 07 June 2006 therefore adopted the following specific resolutions, which are thus published, pursuant to § 65 (1a) of the Joint Stock Companies Act in conjunction with § 82 (2) of the Stock Exchange Act and pursuant to § 2 of the Publications Ordinance 2002:

1. The General Meeting authorizes the Managing Board, pursuant to the provisions of the Austrian Joint Stock Companies Act to acquire and, without having to seize again the General Meeting in advance, possibly to redeem own shares. The amount of the shares to be acquired or already acquired must not exceed 10% of the nominal capital of the Company. The authorization to acquire own shares is limited to 18 months as of the resolution by the General Meeting.

2. The lowest countervalue to be paid when buying back shares is EUR 1 (one), the highest countervalue to be paid when buying back shares must not be more than 10% of the mean, non-weighted price at market close obtained on the 10 trading days preceding the exercise of the present authorization.

3. Both the present resolution and the buy-back program based thereon, as well as a possible resale program, together with their duration, shall be published.

4. The Managing Board is authorized, with the approval of the Supervisory Board, to decide on the sale of own shares by different means than the stock exchange or a public tender, to the exclusion of the shareholders' subscription right. The subscription right of shareholders may

only be excluded if own shares are sold as consideration for the acquisition of companies or shares in companies, or for the purpose of implementing a program of staff participation or a share option plan for the staff members of the Company, senior staff members and members of the Managing Board of the Company and of the companies associated to it. The Supervisory Board shall be involved on the basis of the Austrian Joint Stock Companies Act, the Articles of Association and the Internal Rules of the Supervisory Board.

2. Buyback Program:

The Managing Board of the Company decided on 09 June 2006 to make use of the authorization for the share buyback, and it adopted a program for the buyback of own shares. This decision and the buyback program are thus published pursuant to § 65 (1a) of the Joint Stock Companies Act in conjunction with § 82 (9) of the Stock Exchange Act and pursuant to § 4 and § 5 of the Publications Ordinance 2002:

1. The date of the authorizing resolution of the general meeting of shareholders is 07 June 2006.

2. The resolution of the general meeting of shareholders is published at the same time as the publication of the buyback program in question. The main contents of the authorizing resolution can be gathered from the first section of the present publication.

3. The share buyback program commences 3 trading days after the present publication; it is expected to end on 07 December 2007.

4. The share buyback program relates to the common bearer shares of the Company.

5. The intention is to buy back up to 252,936 shares, which correspond to 0.18 per cent of the share capital.

6. The lowest countervalue to be paid when buying back shares is EUR 1 (one), the highest countervalue to be paid when buying back shares must not be more than 10% of the mean, non-weighted price at market close obtained on the 10 trading days preceding the exercise of the present authorization.

7. The shares are repurchased on the stock market and/or also outside the stock market, subject to observance of the applicable restrictions pursuant to joint stock companies' legislation. The Company reserves the right to commission also third parties to handle the share buyback. Such third parties will acquire the shares in their own name, but for the account of the Company. The primary purpose of the buyback is to use these shares to cover the "Share Incentive Program" (SIP) that was decided by the Company (for details see item 9.). Moreover, the Managing Board reserves the right to use shares that were bought back for the purpose of a future expansion of the SIP and/or or using own shares when acquiring equity interests.

8. Possible effects on the admission of the shares to official trading: None.

9. No "classical" share options have been granted and none are being planned during the period according to § 65 (1), item 8, of the Austrian Joint Stock Companies Act. However, the Company decided on a "Share Incentive Program" (SIP); its economic effects will be close to those of a "classical" share option. The SIP provides for a performance-dependant allocation of the Company shares to the members of the Managing Board of the Company,

to members of the managing boards of banking subsidiaries associated to RI, as well as to selected senior managers of the Company and its associated companies; the report of the Supervisory Board in connection with the granting of the SIP was published in the Official Gazette, attached to "Wiener Zeitung", on 09 August 2005.

The entitlement to Company shares which are allotted subject to the conditions and on the basis of the SIP, as well as the resulting possible actual allotment of Company shares – depending on the respective goals reached – is as follows for the different groups of beneficiaries:

Persons	Number of shares with conditional allotments (basic reference value)	Minimum allotment of RI shares	Maximum allotment of RI shares
Members of the RI Managing Board	31,032	7,758	46,548
Senior managers of RI and of other companies associated to RI	20,995	5,249	31,493
Members of managing boards of bank subsidiaries associated to RI	84,103	21,026	126,155

Raiffeisen International Bank-Holding AG intends to comply with the publication requirements pursuant to § 6 and § 7 of the Publications Ordinance 2002 by way of disclosure on the Internet on the Company's web site (www.ri.co.at).

Vienna, 09 June 2006

The Managing Board

Share Buy-Back Overview

Raiffeisen INTERNATIONAL
Member of RZB Group

Date	Total Shares	Share of Capital Stock	Weighted Average per Share	Highest Price per Share	Lowest Price per Share	Value of Shares Bought Back
19.10.2005[1)]	88,000	0.06%	€ 50.02	€ 50.75	€ 49.33	€ 4,401,600
28.10.2005[1)]	7,260	0.01%	€ 50.60	€ 50.61	€ 50.56	€ 367,356
23.06.2006[2)]	67,000	0.05%	€ 58.33	€ 58.33	€ 58.33	€ 3,908,110
26.06.2006[2)]	57,500	0.04%	€ 58.42	€ 58.42	€ 58.42	€ 3,359,150
27.06.2006[2)]	42,500	0.03%	€ 59.00	€ 59.00	€ 59.00	€ 2,507,500
Total	**262,260**	**0.18%**	**€ 55.46**	**€ 59.00**	**€ 49.33**	**€ 14,543,716**

[1)] share buy-back according to share buyback program as per extra-ordinary meeting of shareholders of 8 March 2005

[2)] share buy-back according to share buyback program as per ordinary meeting of shareholders of 7 June 2006